John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
July 17, 2007
VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:	Peggy Kim, Esq., Senior Staff Attorney
Scott Anderegg, Esq., Staff Attorney
Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Accountant

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.)
Comments to Amendments No. 4 and 5 to the Registration Statement on Form S-1 filed July 9, 2007 and July 13, 2007
Commission File No. 333-142477

Ladies and Gentlemen:
          On behalf of lululemon athletica inc. (f/k/a Lululemon Corp.) (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 13, 2007 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 6 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Form S-1
Principal and Selling Stockholders, page 126
1.	We note that you disclose in footnote (6) that Mr. Mussafer is the managing director of Advent and may be deemed to beneficially own the shares held by the Advent Funds. For ease of understanding, please revise footnote (1) to disclose the natural person(s) who have the voting or investment control over the shares held by Advent International Corporation, as you have done for the other entities in footnotes (3) and (4).

The Company has revised the disclosure on pages 126 through 129 of the prospectus in response to the Staff’s comment.
Underwriting, page 148
2.	We note your revisions here and on the cover page, which omit the disclosure that the selling stockholders negotiated the initial public offering price along with you and the underwriters. Please revise to retain your prior disclosure or advise us.

The Company has revised the disclosure on the Canadian cover page and on page 149 of the prospectus in response to the Staff’s comment.
          We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.
Very truly yours,
/s/ John P. Duke
John P. Duke

cc:	Robert Meers
John Currie
Kevin Kennedy
Tahir Ayub
Barry M. Abelson